# Exhibit B – Impact of TDR nonaccrual and past due combined

Financial Statements: The impact of the errors[1], on financial statement line items in presented periods (consistent with periods[2] that will be presented in the SC Q3 2018 10-Q[3]), is as follows (dollars in thousands, except per share):

Income Statement (Rollover Method)[4]

| | For the nine months ended 09/30/2017 | % of reported | % of corrected | For the three months ended 09/30/2017 | % of reported | % of corrected |
|---|---|---|---|---|---|---|
| Interest on finance receivables and loans, as reported | $ 3,626,497 | | | $ 1,185,059 | | |
| Item 1 # Partial Payment | (1,824) | (0.1%) | (0.0%) | (1,824) | (0.2%) | (0.1%) |
| Item 2 # TDR nonaccrual | 55,859 | 1.5% | 1.5% | 32,995 | 2.8% | 2.7% |
| Total corrections | 54,035 | 1.5% | 1.5% | 31,171 | 2.6% | 2.6% |
| Interest on finance receivables and loans, as corrected | $ 3,680,532 | | | $ 1,216,230 | | |
| Net finance and other interest income, as reported | $ 3,308,231 | | | $ 1,059,121 | | |
| Item 1 # Partial Payment | (1,824) | (0.1%) | (0.1%) | (1,824) | (0.2%) | (0.2%) |
| Item 2 # TDR nonaccrual | 55,859 | 1.7% | 1.7% | 32,995 | 3.1% | 3.0% |
| Total corrections | 54,035 | 1.6% | 1.6% | 31,171 | 2.9% | 2.9% |
| Net finance and other interest income, as corrected | $ 3,362,266 | | | $ 1,090,292 | | |
| Provision for credit losses, as reported | $ 1,692,015 | | | $ 536,447 | | |
| Item 1 # Partial Payment | 17,643 | 1.0% | 1.0% | 17,643 | 3.3% | 3.0% |
| Item 2 # TDR nonaccrual | 55,859 | 3.3% | 3.2% | 32,995 | 6.2% | 5.6% |
| Total corrections | 73,502 | 4.3% | 4.2% | 50,638 | 9.4% | 8.6% |
| Provision for credit losses, as corrected | $ 1,765,517 | | | $ 587,085 | | |
| Pre-tax income, as reported | $ 847,309 | | | $ 277,773 | | |
| Item 1 # Partial Payment | $ (19,467) | (2.3%) | (2.4%) | $ (19,467) | (7.0%) | (7.5%) |
| Item 2 # TDR nonaccrual | $ - | 0.0% | 0.0% | $ - | 0.0% | 0.0% |
| Total corrections | (19,467) | (2.3%) | (2.4%) | (19,467) | (7.0%) | (7.5%) |
| Pre-tax income, as corrected | $ 827,842 | | | $ 258,306 | | |
| Net income, as reported | $ 607,490 | | | $ 199,388 | | |
| Item 1 # Partial Payment | (13,957) | (2.3%) | (2.4%) | (13,974) | (7.0%) | (7.5%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (13,957) | (2.3%) | (2.4%) | (13,974) | (7.0%) | (7.5%) |
| Net income, as corrected | $ 593,533 | | | $ 185,414 | | |
| Comprehensive income, as reported | $ 606,712 | | | $ 199,009 | | |
| Item 1 # Partial Payment | (13,957) | (2.3%) | (2.4%) | (13,974) | (7.0%) | (7.6%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (13,957) | (2.3%) | (2.4%) | (13,974) | (7.0%) | (7.6%) |
| Comprehensive income, as corrected | $ 592,755 | | | $ 185,035 | | |
| EPS (diluted), as reported | $ 1.69 | | | $ 0.55 | | |
| Item 1 # Partial Payment | (0.04) | (2.4%) | (2.4%) | (0.04) | (7.3%) | (7.8%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (0.04) | (2.4%) | (2.4%) | (0.04) | (7.3%) | (7.8%) |
| EPS (diluted), as corrected | $ 1.65 | | | $ 0.51 | | |

[1] The variance is presented as both a percentage of the originally reported figure (left percentage column) and of the corrected figure (right percentage column).
[2] We have included other periods that may not be presented in the future SEC filings, for example three months ended March 31, 2017, to show that the impact was immaterial to previously reported periods as well.
[3] In addition, the Company reviewed the impact on income statement for the three months ended December 31, 2017 and noted that in "no" instance was the above threshold breached (after normalizing the pre-tax and net income for significant items that occurred in Q4' 17 – See 8K dated 01/31/2018) and therefore this change did not have any quantitatively material impact on the income statement.
[4] The Company has intentionally included the same impact for three months ended and corresponding six or nine months ended periods for the errors related to partial payment, since the assessment was done at each quarter end and this analysis represents the highest possible impact for each quarter end period.

Page 1 of 7

| | For the six months ended 06/30/2018 | % of reported | % of corrected | For the six months ended 06/30/2017 | % of reported | % of corrected | For the three months ended 06/30/2018 | % of reported | % of corrected | For the three months ended 06/30/2017 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Interest on finance receivables and loans, as reported | $ 2,270,673 | | | $ 2,441,438 | | | $ 1,156,536 | | | $ 1,232,252 | | |
| Item 1 # Partial Payment | (1,461) | (0.1%) | (0.1%) | (2,068) | (0.1%) | (0.1%) | (1,461) | (0.1%) | (0.1%) | (2,068) | (0.2%) | (0.2%) |
| Item 2 # TDR nonaccrual | 108,239 | 4.8% | 4.6% | 22,864 | 0.9% | 0.9% | 54,683 | 4.7% | 4.5% | (7,572) | (0.6%) | (0.6%) |
| Total corrections | 106,779 | 4.7% | 4.5% | 20,796 | 0.9% | 0.8% | 53,223 | 4.6% | 4.4% | (9,640) | (0.8%) | (0.8%) |
| Interest on finance receivables and loans, as corrected | $ 2,377,452 | | | $ 2,462,234 | | | $ 1,209,759 | | | $ 1,222,612 | | |
| Net finance and other interest income, as reported | $ 2,094,480 | | | $ 2,249,110 | | | $ 1,068,639 | | | $ 1,135,126 | | |
| Item 1 # Partial Payment | (1,461) | (0.1%) | (0.1%) | (2,068) | (0.1%) | (0.1%) | (1,461) | (0.1%) | (0.1%) | (2,068) | (0.2%) | (0.2%) |
| Item 2 # TDR nonaccrual | 108,239 | 5.2% | 4.9% | 22,864 | 1.0% | 1.0% | 54,683 | 5.1% | 4.9% | (7,572) | (0.7%) | (0.7%) |
| Total corrections | 106,779 | 5.1% | 4.9% | 20,796 | 0.9% | 0.9% | 53,223 | 5.0% | 4.7% | (9,640) | (0.8%) | (0.9%) |
| Net finance and other interest income, as corrected | $ 2,201,259 | | | $ 2,269,906 | | | $ 1,121,862 | | | $ 1,125,486 | | |
| Provision for credit losses, as reported | $ 811,570 | | | $ 1,155,568 | | | $ 352,575 | | | $ 520,555 | | |
| Item 1 # Partial Payment | 3,987 | 0.5% | 0.4% | 16,074 | 1.4% | 1.3% | 3,987 | 1.1% | 1.0% | 16,074 | 3.1% | 3.0% |
| Item 2 # TDR nonaccrual | 108,239 | 13.3% | 11.7% | 22,864 | 2.0% | 1.9% | 54,683 | 15.5% | 13.3% | (7,572) | (1.5%) | (1.4%) |
| Total corrections | 112,226 | 13.8% | 12.1% | 38,938 | 3.4% | 3.3% | 58,670 | 16.6% | 14.3% | 8,502 | 1.6% | 1.6% |
| Provision for credit losses, as corrected | $ 923,796 | | | $ 1,194,506 | | | $ 411,245 | | | $ 529,057 | | |
| Pre-tax income, as reported | $ 748,255 | | | $ 569,536 | | | $ 448,645 | | | $ 348,108 | | |
| Item 1 # Partial Payment | $ (5,447) | (0.7%) | (0.7%) | $ (18,142) | (3.2%) | (3.3%) | $ (5,447) | (1.2%) | (1.2%) | $ (18,142) | (5.2%) | (5.5%) |
| Item 2 # TDR nonaccrual | $ - | 0.0% | 0.0% | $ - | 0.0% | 0.0% | $ - | 0.0% | 0.0% | $ - | 0.0% | 0.0% |
| Total corrections | (5,447) | (0.7%) | (0.7%) | (18,142) | (3.2%) | (3.3%) | (5,447) | (1.2%) | (1.2%) | (18,142) | (5.2%) | (5.5%) |
| Pre-tax income, as corrected | $ 742,808 | | | $ 551,394 | | | $ 443,198 | | | $ 329,966 | | |
| Net income, as reported | $ 576,940 | | | $ 408,102 | | | $ 334,641 | | | $ 264,675 | | |
| Item 1 # Partial Payment | (4,200) | (0.7%) | (0.7%) | (11,793) | (2.9%) | (3.0%) | (4,063) | (1.2%) | (1.2%) | (11,793) | (4.5%) | (4.7%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (4,200) | (0.7%) | (0.7%) | (11,793) | (2.9%) | (3.0%) | (4,063) | (1.2%) | (1.2%) | (11,793) | (4.5%) | (4.7%) |
| Net income, as corrected | $ 572,740 | | | $ 396,309 | | | $ 330,578 | | | $ 252,882 | | |
| Comprehensive income, as reported | $ 588,979 | | | $ 407,703 | | | $ 333,880 | | | $ 257,031 | | |
| Item 1 # Partial Payment | (4,200) | (0.7%) | (0.7%) | (11,793) | (2.9%) | (3.0%) | (4,063) | (1.2%) | (1.2%) | (11,793) | (4.6%) | (4.8%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (4,200) | (0.7%) | (0.7%) | (11,793) | (2.9%) | (3.0%) | (4,063) | (1.2%) | (1.2%) | (11,793) | (4.6%) | (4.8%) |
| Comprehensive income, as corrected | $ 584,779 | | | $ 395,910 | | | $ 329,817 | | | $ 245,238 | | |
| EPS (diluted), as reported | $ 1.59 | | | $ 1.13 | | | $ 0.92 | | | $ 0.74 | | |
| Item 1 # Partial Payment | (0.01) | (0.6%) | (0.6%) | (0.03) | (2.7%) | (2.7%) | (0.01) | (1.1%) | (1.1%) | (0.03) | (4.1%) | (4.2%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (0.01) | (0.6%) | (0.6%) | (0.03) | (2.7%) | (2.7%) | (0.01) | (1.1%) | (1.1%) | (0.03) | (4.1%) | (4.2%) |
| EPS (diluted), as corrected | $ 1.58 | | | $ 1.10 | | | $ 0.91 | | | $ 0.71 | | |

| | For the three months ended 03/31/2018 | % of reported | % of corrected | For the three months ended 03/31/2017 | % of reported | % of corrected | 12 months ended 12/31/2017 | % of reported | % of corrected | 12 months ended 12/31/2016 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Interest on finance receivables and loans, as reported | $ 1,114,137 | | | $ 1,209,186 | | | $ 4,755,678 | | | $ 5,026,790 | | |
| Item 1 # Partial Payment | (1,247) | (0.1%) | (0.1%) | (1,473) | (0.1%) | (0.1%) | (2,094) | (0.0%) | (0.0%) | (2,268) | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | 53,556 | 4.8% | 4.6% | 30,436 | 2.5% | 2.5% | 92,038 | 1.9% | 1.9% | - | 0.0% | 0.0% |
| Total corrections | 52,309 | 4.7% | 4.5% | 28,963 | 2.4% | 2.3% | 89,945 | 1.9% | 1.9% | (2,268) | (0.0%) | (0.0%) |
| Interest on finance receivables and loans, as corrected | $ 1,166,446 | | | $ 1,238,149 | | | $ 4,845,623 | | | $ 5,024,522 | | |
| Net finance and other interest income, as reported | $ 1,025,841 | | | $ 1,113,984 | | | $ 4,317,773 | | | $ 4,726,653 | | |
| Item 1 # Partial Payment | (1,247) | (0.1%) | (0.1%) | (1,473) | (0.1%) | (0.1%) | (2,094) | (0.0%) | (0.0%) | (2,268) | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | 53,556 | 5.2% | 5.0% | 30,436 | 2.7% | 2.7% | 92,038 | 2.1% | 2.1% | - | 0.0% | 0.0% |
| Total corrections | 52,309 | 5.1% | 4.9% | 28,963 | 2.6% | 2.5% | 89,945 | 2.1% | 2.0% | (2,268) | (0.0%) | (0.0%) |
| Net finance and other interest income, as corrected | $ 1,078,150 | | | $ 1,142,947 | | | $ 4,407,718 | | | $ 4,724,385 | | |
| Provision for credit losses, as reported | $ 458,995 | | | $ 635,013 | | | $ 2,254,361 | | | $ 2,468,200 | | |
| Item 1 # Partial Payment | 4,701 | 1.0% | 0.9% | 5,777 | 0.9% | 0.9% | 17,411 | 0.8% | 0.7% | 6,170 | 0.2% | 0.2% |
| Item 2 # TDR nonaccrual | 53,556 | 11.7% | 10.4% | 30,436 | 4.8% | 4.5% | 92,038 | 4.1% | 3.9% | - | 0.0% | 0.0% |
| Total corrections | 58,257 | 12.7% | 11.3% | 36,213 | 5.7% | 5.4% | 109,450 | 4.9% | 4.6% | 6,170 | 0.2% | 0.2% |
| Provision for credit losses, as corrected | $ 517,252 | | | $ 671,226 | | | $ 2,363,811 | | | $ 2,474,370 | | |
| Pre-tax income, as reported | $ 299,610 | | | $ 221,428 | | | $ 823,514 | | | $ 1,160,711 | | |
| Item 1 # Partial Payment | $ (5,948) | (2.0%) | (2.0%) | $ (7,250) | (3.3%) | (3.4%) | $ (19,505) | (2.4%) | (2.4%) | $ (8,438) | (0.7%) | (0.7%) |
| Item 2 # TDR nonaccrual | $ - | 0.0% | 0.0% | $ - | 0.0% | 0.0% | $ - | 0.0% | 0.0% | $ - | 0.0% | 0.0% |
| Total corrections | (5,948) | (2.0%) | (2.0%) | (7,250) | (3.3%) | (3.4%) | (19,505) | (2.4%) | (2.4%) | (8,438) | (0.7%) | (0.7%) |
| Pre-tax income, as corrected | $ 293,662 | | | $ 214,178 | | | $ 804,009 | | | $ 1,152,273 | | |
| Net income, as reported | $ 242,299 | | | $ 143,427 | | | $ 1,187,606 | | | $ 766,466 | | |
| Item 1 # Partial Payment | (4,810) | (2.0%) | (2.0%) | (4,696) | (3.3%) | (3.4%) | (12,678) | (1.1%) | (1.1%) | (5,572) | (0.7%) | (0.7%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (4,810) | (2.0%) | (2.0%) | (4,696) | (3.3%) | (3.4%) | (12,678) | (1.1%) | (1.1%) | (5,572) | (0.7%) | (0.7%) |
| Net income, as corrected | $ 237,489 | | | $ 138,731 | | | $ 1,174,928 | | | $ 760,894 | | |
| Comprehensive income, as reported | $ 255,099 | | | $ 150,672 | | | $ 1,203,609 | | | $ 792,600 | | |
| Item 1 # Partial Payment | (4,810) | (1.9%) | (1.9%) | (4,696) | (3.1%) | (3.2%) | (12,678) | (1.1%) | (1.1%) | (5,572) | (0.7%) | (0.7%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (4,810) | (1.9%) | (1.9%) | (4,696) | (3.1%) | (3.2%) | (12,678) | (1.1%) | (1.1%) | (5,572) | (0.7%) | (0.7%) |
| Comprehensive income, as corrected | $ 250,289 | | | $ 145,976 | | | $ 1,190,931 | | | $ 787,028 | | |
| EPS (diluted), as reported | $ 0.67 | | | $ 0.40 | | | $ 3.30 | | | $ 2.13 | | |
| Item 1 # Partial Payment | (0.01) | (1.5%) | (1.5%) | (0.01) | (2.5%) | (2.6%) | (0.04) | (1.2%) | (1.2%) | (0.02) | (0.9%) | (0.9%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (0.01) | (1.5%) | (1.5%) | (0.01) | (2.5%) | (2.6%) | (0.04) | (1.2%) | (1.2%) | (0.02) | (0.9%) | (0.9%) |
| EPS (diluted), as corrected | $ 0.66 | | | $ 0.39 | | | $ 3.26 | | | $ 2.11 | | |

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# Balance Sheet (Iron Curtain Method)

| | As of 06/30/2018 | % of reported | % of corrected | As of 03/31/2018 | % of reported | % of corrected | As of 12/31/2017 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|
| Finance receivables held for investment, as reported | $24,096,770 | | | $22,587,358 | | | $22,427,769 | | |
| Item 1 # Partial Payment | (14,487) | (0.1%) | (0.1%) | (15,201) | (0.1%) | (0.1%) | (17,411) | (0.1%) | (0.1%) |
| Item 2 # TDR nonaccrual | (25,119) | (0.1%) | (0.1%) | (20,511) | (0.1%) | (0.1%) | (16,071) | (0.1%) | (0.1%) |
| Total corrections | (39,606) | (0.2%) | (0.2%) | (35,712) | (0.2%) | (0.2%) | (33,483) | (0.1%) | (0.1%) |
| Finance receivables held for investment, as corrected | $24,057,164 | | | $22,551,646 | | | $22,394,286 | | |
| | | | | | | | | | |
| Accrued interest receivable, as reported | $ 286,164 | | | $ 269,258 | | | $ 326,640 | | |
| Item 1 # Partial Payment | (1,461) | (0.5%) | (0.5%) | (1,247) | (0.5%) | (0.4%) | (2,094) | (0.6%) | (0.6%) |
| Item 2 # TDR nonaccrual | 25,119 | 8.8% | 8.1% | 20,511 | 7.6% | 7.1% | 16,071 | 4.9% | 4.7% |
| Total corrections | 23,658 | 8.3% | 7.6% | 19,264 | 7.2% | 6.7% | 13,978 | 4.3% | 4.1% |
| Accrued interest receivable, as corrected | $ 309,822 | | | $ 288,522 | | | $ 340,618 | | |
| | | | | | | | | | |
| Total assets, as reported | $41,173,136 | | | $40,045,188 | | | $39,422,304 | | |
| Item 1 # Partial Payment | (15,947) | (0.0%) | (0.0%) | (16,448) | (0.0%) | (0.0%) | (19,505) | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (15,947) | (0.0%) | (0.0%) | (16,448) | (0.0%) | (0.0%) | (19,505) | (0.0%) | (0.0%) |
| Total assets, as corrected | $41,157,189 | | | $40,028,740 | | | $39,402,799 | | |
| | | | | | | | | | |
| Total liabilities, as reported | $34,127,402 | | | $33,319,173 | | | $32,941,803 | | |
| Item 1 # Partial Payment | (3,651) | (0.0%) | (0.0%) | (3,146) | (0.0%) | (0.0%) | (6,827) | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (3,651) | (0.0%) | (0.0%) | (3,146) | (0.0%) | (0.0%) | (6,827) | (0.0%) | (0.0%) |
| Total liabilities, as corrected | $34,123,751 | | | $33,316,027 | | | $32,934,976 | | |
| | | | | | | | | | |
| Total equity, as reported | $ 7,045,734 | | | $ 6,726,015 | | | $ 6,480,501 | | |
| Item 1 # Partial Payment | (12,296) | (0.2%) | (0.2%) | (13,302) | (0.2%) | (0.2%) | (12,678) | (0.2%) | (0.2%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (12,296) | (0.2%) | (0.2%) | (13,302) | (0.2%) | (0.2%) | (12,678) | (0.2%) | (0.2%) |
| Total equity, as corrected | $ 7,033,438 | | | $ 6,712,713 | | | $ 6,467,823 | | |

| | As of 09/30/2017 | % of reported | % of corrected | As of 06/30/2017 | % of reported | % of corrected | As of 03/31/2017 | % of reported | % of corrected | As of 12/31/2016 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Finance receivables held for investment, as reported | $22,667,203 | | | $23,634,914 | | | $23,444,625 | | | $23,481,001 | | |
| Item 1 # Partial Payment | (17,643) | (0.1%) | (0.1%) | (16,074) | (0.1%) | (0.1%) | (5,777) | (0.0%) | (0.0%) | (6,170) | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | (11,568) | (0.1%) | (0.1%) | (5,091) | (0.0%) | (0.0%) | (3,597) | (0.0%) | (0.0%) | - | 0.0% | 0.0% |
| Total corrections | (29,211) | (0.1%) | (0.1%) | (21,165) | (0.1%) | (0.1%) | (9,373) | (0.0%) | (0.0%) | (6,170) | (0.0%) | (0.0%) |
| Finance receivables held for investment, as corrected | $22,637,992 | | | $23,613,749 | | | $23,435,252 | | | $23,474,831 | | |
| | | | | | | | | | | | | |
| Accrued interest receivable, as reported | $ 330,554 | | | $ 330,710 | | | $ 306,742 | | | $ 373,274 | | |
| Item 1 # Partial Payment | (1,824) | (0.6%) | (0.5%) | (2,068) | (0.6%) | (0.6%) | (1,473) | (0.5%) | (0.5%) | (2,268) | (0.6%) | (0.6%) |
| Item 2 # TDR nonaccrual | 11,568 | 3.5% | 3.4% | 5,091 | 1.5% | 1.5% | 3,597 | 1.2% | 1.2% | - | 0.0% | 0.0% |
| Total corrections | 9,744 | 2.9% | 2.9% | 3,023 | 0.9% | 0.9% | 2,123 | 0.7% | 0.7% | (2,268) | (0.6%) | (0.6%) |
| Accrued interest receivable, as corrected | $ 340,298 | | | $ 333,733 | | | $ 308,865 | | | $ 371,006 | | |
| | | | | | | | | | | | | |
| Total assets, as reported | $38,765,557 | | | $39,507,482 | | | $39,061,940 | | | $38,539,104 | | |
| Item 1 # Partial Payment | (19,467) | (0.1%) | (0.1%) | (18,142) | (0.0%) | (0.0%) | (7,250) | (0.0%) | (0.0%) | (8,438) | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (19,467) | (0.1%) | (0.1%) | (18,142) | (0.0%) | (0.0%) | (7,250) | (0.0%) | (0.0%) | (8,438) | (0.0%) | (0.0%) |
| Total assets, as corrected | $38,746,090 | | | $39,489,340 | | | $39,054,690 | | | $38,530,666 | | |
| | | | | | | | | | | | | |
| Total liabilities, as reported | $32,880,323 | | | $33,828,749 | | | $33,642,942 | | | $33,300,485 | | |
| Item 1 # Partial Payment | (5,510) | (0.0%) | (0.0%) | (6,350) | (0.0%) | (0.0%) | (2,554) | (0.0%) | (0.0%) | (2,866) | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (5,510) | (0.0%) | (0.0%) | (6,350) | (0.0%) | (0.0%) | (2,554) | (0.0%) | (0.0%) | (2,866) | (0.0%) | (0.0%) |
| Total liabilities, as corrected | $32,874,813 | | | $33,822,399 | | | $33,640,388 | | | $33,297,619 | | |
| | | | | | | | | | | | | |
| Total equity, as reported | $ 5,885,234 | | | $ 5,678,733 | | | $ 5,418,998 | | | $ 5,238,619 | | |
| Item 1 # Partial Payment | (13,957) | (0.2%) | (0.2%) | (11,793) | (0.2%) | (0.2%) | (4,696) | (0.1%) | (0.1%) | (5,572) | (0.1%) | (0.1%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (13,957) | (0.2%) | (0.2%) | (11,793) | (0.2%) | (0.2%) | (4,696) | (0.1%) | (0.1%) | (5,572) | (0.1%) | (0.1%) |
| Total equity, as corrected | $ 5,871,277 | | | $ 5,666,940 | | | $ 5,414,302 | | | $ 5,233,047 | | |

Page 3 of 7

Past due status disclosure and delinquency ratios: A summary of the quantitative impact of the errors to past due status disclosures and delinquency ratios is as follows (dollars in thousands):

| | As of 06/30/2018 | % of reported | % of corrected | As of 03/31/2018 | % of reported | % of corrected | As of 12/31/2017 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|
| A. Delinquencies for our retail installment contracts held for investment: | | | | | | | | | |
| Principal, 30-59 days past due, as reported | 2,535,166 | | | 2,238,425 | | | 2,827,678 | | |
| Item 1 # Partial Payment | 80,672 | 3.2% | 3.0% | 71,921 | 3.2% | 3.1% | 115,058 | 4.1% | 3.9% |
| Item 2 # TDR nonaccrual | 35,979 | 1.4% | 1.4% | 23,099 | 1.0% | 1.0% | 15,459 | 0.5% | 0.5% |
| Total corrections | 116,651 | 4.6% | 4.4% | 95,020 | 4.2% | 4.1% | 130,517 | 4.6% | 4.4% |
| Principal, 30-59 days past due, corrected | 2,651,817 | | | 2,333,445 | | | 2,958,195 | | |
| Delinquent principal over 59 days, as reported | 1,151,410 | | | 1,089,648 | | | 1,544,583 | | |
| Item 1 # Partial Payment | 63,762 | 5.5% | 5.2% | 59,533 | 5.5% | 5.1% | 90,388 | 5.9% | 5.5% |
| Item 2 # TDR nonaccrual | 19,330 | 1.7% | 1.6% | 13,130 | 1.2% | 1.1% | 10,818 | 0.7% | 0.7% |
| Total corrections | 83,092 | 7.2% | 6.7% | 72,663 | 6.7% | 6.3% | 101,206 | 6.6% | 6.1% |
| Delinquent principal over 59 days, corrected | 1,234,502 | | | 1,162,311 | | | 1,645,789 | | |
| Total delinquent principal, as reported | 3,686,576 | | | 3,328,073 | | | 4,372,261 | | |
| Item 1 # Partial Payment | 144,434 | 3.9% | 3.7% | 131,454 | 3.9% | 3.8% | 205,445 | 4.7% | 4.5% |
| Item 2 # TDR nonaccrual | 55,309 | 1.5% | 1.4% | 36,229 | 1.1% | 1.0% | 26,277 | 0.6% | 0.6% |
| Total corrections | 199,743 | 5.4% | 5.1% | 167,683 | 5.0% | 4.8% | 231,722 | 5.3% | 5.0% |
| Total delinquent principal, as corrected | $ 3,886,319 | | | $ 3,495,756 | | | $ 4,603,983 | | |
| B. Delinquencies as a % of for our retail installment contracts held for investment: | | | | | | | | | |
| Principal, 30-59 days past due, as reported | 9.2% | | | 8.6% | | | 10.9% | | |
| Item 1 # Partial Payment | 0.3% | 3.2% | 3.1% | 0.3% | 3.2% | 3.1% | 0.4% | 4.1% | 3.9% |
| Item 2 # TDR nonaccrual | 0.1% | 0.9% | 0.9% | 0.1% | 0.6% | 0.6% | 0.0% | 0.3% | 0.3% |
| Total corrections | 0.4% | 4.1% | 3.9% | 0.3% | 3.9% | 3.7% | 0.5% | 4.4% | 4.2% |
| Principal, 30-59 days past due, corrected | 9.6% | | | 8.9% | | | 11.4% | | |
| Delinquent principal over 59 days, as reported | 4.2% | | | 4.2% | | | 5.9% | | |
| Item 1 # Partial Payment | 0.2% | 5.6% | 5.2% | 0.2% | 5.5% | 5.2% | 0.3% | 5.9% | 5.5% |
| Item 2 # TDR nonaccrual | 0.0% | 1.2% | 1.1% | 0.0% | 0.8% | 0.8% | 0.0% | 0.5% | 0.5% |
| Total corrections | 0.3% | 6.7% | 6.3% | 0.3% | 6.3% | 5.9% | 0.4% | 6.4% | 6.0% |
| Delinquent principal over 59 days, corrected | 4.5% | | | 4.5% | | | 6.3% | | |
| Total delinquent principal, as reported | 13.5% | | | 12.8% | | | 16.8% | | |
| Item 1 # Partial Payment | 0.5% | 3.9% | 3.7% | 0.5% | 4.0% | 3.8% | 0.8% | 4.7% | 4.5% |
| Item 2 # TDR nonaccrual | 0.1% | 1.0% | 0.9% | 0.1% | 0.7% | 0.7% | 0.1% | 0.4% | 0.4% |
| Total corrections | 0.7% | 4.9% | 4.7% | 0.6% | 4.7% | 4.5% | 0.9% | 5.1% | 4.9% |
| Total delinquent principal, as corrected | 14.1% | | | 13.4% | | | 17.7% | | |

| | As of 09/30/2017 | % of reported | % of corrected | As of 06/30/2017 | % of reported | % of corrected | As of 03/31/2017 | % of reported | % of corrected | As of 12/31/2016 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| A. Delinquencies for our retail installment contracts held for investment: | | | | | | | | | | | | |
| Principal, 30-59 days past due, as reported | 2,580,226 | | | 2,709,606 | | | 2,345,995 | | | 2,925,503 | | |
| Item 1 # Partial Payment | 110,947 | 4.3% | 4.1% | 130,128 | 4.8% | 4.6% | 98,728 | 4.2% | 4.0% | 152,161 | 5.2% | 4.9% |
| Item 2 # TDR nonaccrual | 3,157 | 0.1% | 0.1% | 3,653 | 0.1% | 0.1% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | 114,104 | 4.4% | 4.2% | 133,781 | 4.9% | 4.7% | 98,728 | 4.2% | 4.0% | 152,161 | 5.2% | 4.9% |
| Principal, 30-59 days past due, corrected | 2,694,330 | | | 2,843,387 | | | 2,444,723 | | | 3,077,664 | | |
| Delinquent principal over 59 days, as reported | 1,464,543 | | | 1,417,461 | | | 1,153,369 | | | 1,526,743 | | |
| Item 1 # Partial Payment | 80,323 | 5.5% | 5.2% | 90,372 | 6.4% | 6.0% | 72,318 | 6.3% | 5.9% | 100,012 | 6.6% | 6.1% |
| Item 2 # TDR nonaccrual | (3,743) | (0.3%) | (0.2%) | 2,574 | 0.2% | 0.2% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | 76,580 | 5.2% | 5.0% | 92,946 | 6.6% | 6.2% | 72,318 | 6.3% | 5.9% | 100,012 | 6.6% | 6.1% |
| Delinquent principal over 59 days, corrected | 1,541,123 | | | 1,510,407 | | | 1,225,687 | | | 1,626,755 | | |
| Total delinquent principal, as reported | 4,044,769 | | | 4,127,067 | | | 3,499,364 | | | 4,452,246 | | |
| Item 1 # Partial Payment | 191,270 | 4.7% | 4.5% | 220,500 | 5.3% | 5.1% | 171,046 | 4.9% | 4.7% | 252,173 | 5.7% | 5.4% |
| Item 2 # TDR nonaccrual | (586) | (0.0%) | (0.0%) | 6,227 | 0.2% | 0.1% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | 190,684 | 4.7% | 4.5% | 226,727 | 5.5% | 5.2% | 171,046 | 4.9% | 4.7% | 252,173 | 5.7% | 5.4% |
| Total delinquent principal, as corrected | $ 4,235,453 | | | $ 4,353,794 | | | $ 3,670,410 | | | $ 4,704,419 | | |
| B. Delinquencies as a % of for our retail installment contracts held for investment: | | | | | | | | | | | | |
| Principal, 30-59 days past due, as reported | 9.8% | | | 9.9% | | | 8.6% | | | 10.7% | | |
| Item 1 # Partial Payment | 0.4% | 4.3% | 4.1% | 0.5% | 4.8% | 4.6% | 0.4% | 4.2% | 4.1% | 0.6% | 5.2% | 5.0% |
| Item 2 # TDR nonaccrual | 0.0% | 0.0% | 0.0% | 0.0% | 0.1% | 0.1% | 0.0% | (0.0%) | (0.0%) | 0.0% | 0.0% | 0.0% |
| Total corrections | 0.4% | 4.3% | 4.2% | 0.5% | 4.9% | 4.7% | 0.4% | 4.2% | 4.0% | 0.6% | 5.2% | 5.0% |
| Principal, 30-59 days past due, corrected | 10.2% | | | 10.4% | | | 9.0% | | | 11.3% | | |
| Delinquent principal over 59 days, as reported | 5.6% | | | 5.2% | | | 4.2% | | | 5.6% | | |
| Item 1 # Partial Payment | 0.3% | 5.5% | 5.2% | 0.3% | 6.4% | 6.0% | 0.3% | 6.3% | 5.9% | 0.4% | 6.6% | 6.2% |
| Item 2 # TDR nonaccrual | 0.0% | (0.4%) | (0.3%) | 0.0% | 0.1% | 0.1% | 0.0% | (0.0%) | (0.0%) | 0.0% | 0.0% | 0.0% |
| Total corrections | 0.3% | 5.1% | 4.9% | 0.3% | 6.5% | 6.1% | 0.3% | 6.3% | 5.9% | 0.4% | 6.6% | 6.2% |
| Delinquent principal over 59 days, corrected | 5.8% | | | 5.5% | | | 4.5% | | | 5.9% | | |
| Total delinquent principal, as reported | 15.3% | | | 15.0% | | | 12.8% | | | 16.3% | | |
| Item 1 # Partial Payment | 0.7% | 4.8% | 4.5% | 0.8% | 5.4% | 5.1% | 0.6% | 4.9% | 4.7% | 0.9% | 5.7% | 5.4% |
| Item 2 # TDR nonaccrual | 0.0% | (0.1%) | (0.1%) | 0.0% | 0.1% | 0.1% | 0.0% | (0.0%) | (0.0%) | 0.0% | 0.0% | 0.0% |
| Total corrections | 0.7% | 4.6% | 4.4% | 0.8% | 5.5% | 5.2% | 0.6% | 4.9% | 4.7% | 0.9% | 5.7% | 5.4% |
| Total delinquent principal, as corrected | 16.0% | | | 15.9% | | | 13.5% | | | 17.2% | | |

Page 4 of 7

Nonaccrual status disclosure: A summary of the quantitative impact of the errors to nonaccrual status disclosures are as follows (dollars in thousands):

| | As of 06/30/2018 | % of reported | % of corrected | As of 03/31/2018 | % of reported | % of corrected | As of 12/31/2017 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|
| Retail installment contracts acquired individually held for investment that were placed on nonaccrual status: | | | | | | | | | |
| Non-TDR, as reported | 505,399 | | | 470,674 | | | 666,926 | | |
| Item 1 # Partial Payment | 11,370 | 2.2% | 2.2% | 10,674 | 2.3% | 2.2% | 24,330 | 3.6% | 3.5% |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | 11,370 | 2.2% | 2.2% | 10,674 | 2.3% | 2.2% | 24,330 | 3.6% | 3.5% |
| Non-TDR, as corrected | 516,769 | | | 481,348 | | | 691,256 | | |
| TDR, as reported | 1,554,860 | | | 1,346,148 | | | 1,390,373 | | |
| Item 1 # Partial Payment | 47,056 | 3.0% | 7.9% | 39,207 | 2.9% | 6.9% | 59,413 | 4.3% | 7.4% |
| Item 2 # TDR nonaccrual | (1,004,760) | (64.6%) | (168.3%) | (820,422) | (60.9%) | (145.2%) | (642,847) | (46.2%) | (79.7%) |
| Total corrections | (957,705) | (61.6%) | (160.4%) | (781,215) | (58.0%) | (138.3%) | (583,435) | (42.0%) | (72.3%) |
| TDR, as corrected | 597,155 | | | 564,933 | | | 806,938 | | |
| Total nonaccrual principal, as reported | 2,060,259 | | | 1,816,822 | | | 2,057,299 | | |
| Item 1 # Partial Payment | 58,426 | 2.8% | 5.2% | 49,881 | 2.7% | 4.8% | 83,743 | 4.1% | 5.6% |
| Item 2 # TDR nonaccrual | (1,004,760) | (48.8%) | (90.2%) | (820,422) | (45.2%) | (78.4%) | (642,847) | (31.2%) | (42.9%) |
| Total corrections | (946,334) | (45.9%) | (85.0%) | (770,541) | (42.4%) | (73.6%) | (559,105) | (27.2%) | (37.3%) |
| Total nonaccrual principal, as corrected | 1,113,925 | | | 1,046,281 | | | 1,498,194 | | |

| | As of 09/30/2017 | % of reported | % of corrected | As of 06/30/2017 | % of reported | % of corrected | As of 03/31/2017 | % of reported | % of corrected | As of 12/31/2016 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Retail installment contracts acquired individually held for investment that were placed on nonaccrual status: | This disclosure was introduced in Q4' 2017 | | | | | | | | | | | |
| Non-TDR, as reported | 664,966 | | | 648,937 | | | 523,793 | | | 721,150 | | |
| Item 1 # Partial Payment | 26,240 | 3.9% | 3.8% | 35,340 | 5.4% | 5.2% | 27,782 | 5.3% | 5.0% | 44,859 | 6.2% | 5.9% |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | 26,240 | 3.9% | 3.8% | 35,340 | 5.4% | 5.2% | 27,782 | 5.3% | 5.0% | 44,859 | 6.2% | 5.9% |
| Non-TDR, as corrected | 691,207 | | | 684,277 | | | 551,575 | | | 766,009 | | |
| TDR, as reported | 1,140,599 | | | 844,420 | | | 669,425 | | | 665,068 | | |
| Item 1 # Partial Payment | 46,732 | 4.1% | 6.4% | 47,386 | 5.6% | 6.9% | 31,155 | 4.7% | 5.6% | 45,876 | 6.9% | 6.5% |
| Item 2 # TDR nonaccrual | (462,714) | (40.6%) | (63.9%) | (203,635) | (24.1%) | (29.6%) | (143,873) | (21.5%) | (25.8%) | - | 0.0% | 0.0% |
| Total corrections | (415,981) | (36.5%) | (57.4%) | (156,249) | (18.5%) | (22.7%) | (112,718) | (16.8%) | (20.2%) | 45,876 | 6.9% | 6.5% |
| TDR, as corrected | 724,618 | | | 688,170 | | | 556,707 | | | 710,944 | | |
| Total nonaccrual principal, as reported | 1,805,566 | | | 1,493,357 | | | 1,193,218 | | | 1,386,218 | | |
| Item 1 # Partial Payment | 72,973 | 4.0% | 5.2% | 82,726 | 5.5% | 6.0% | 58,937 | 4.9% | 5.3% | 90,735 | 6.5% | 6.1% |
| Item 2 # TDR nonaccrual | (462,714) | (25.6%) | (32.7%) | (203,635) | (13.6%) | (14.8%) | (143,873) | (12.1%) | (13.0%) | - | 0.0% | 0.0% |
| Total corrections | (389,741) | (21.6%) | (27.5%) | (120,909) | (8.1%) | (8.8%) | (84,936) | (7.1%) | (7.7%) | 90,735 | 6.5% | 6.1% |
| Total nonaccrual principal, as corrected | 1,415,825 | | | 1,372,447 | | | 1,108,282 | | | 1,476,953 | | |

Page 5 of 7

## Allowance ratio:

| | As of 06/30/2018 | % of reported | % of corrected | As of 03/31/2018 | % of reported | % of corrected | As of 12/31/2017 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|
| Allowance ratio for TDR and non-TDR individually acquired retail installment contracts: | | | | | | | | | |
| TDR - allowance ratio, as reported | 25.1% | | | 26.6% | | | 27.6% | | |
| Item 1 # Partial Payment | 0.0% | 0.1% | 0.1% | 0.0% | 0.0% | 0.0% | 0.1% | 0.2% | 0.2% |
| Item 2 # TDR nonaccrual | 2.2% | 8.7% | 8.0% | 1.5% | 5.8% | 5.5% | 1.0% | 3.5% | 3.3% |
| Total corrections | 2.2% | 8.8% | 8.1% | 1.5% | 5.8% | 5.5% | 1.0% | 3.7% | 3.6% |
| TDR - allowance ratio, as corrected | 27.3% | | | 28.1% | | | 28.6% | | |
| Non-TDR - allowance ratio, as reported | 7.7% | | | 7.9% | | | 7.8% | | |
| Item 1 # Partial Payment | 0.0% | 0.2% | 0.2% | 0.1% | 1.1% | 1.1% | 0.0% | 0.3% | 0.3% |
| Item 2 # TDR nonaccrual | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% |
| Total corrections | 0.0% | 0.2% | 0.2% | 0.1% | 1.1% | 1.1% | 0.0% | 0.3% | 0.3% |
| Non-TDR - allowance ratio, as corrected | 7.7% | | | 8.0% | | | 7.8% | | |
| Total allowance ratio, as reported | 11.5% | | | 12.2% | | | 12.6% | | |
| Item 1 # Partial Payment | 0.0% | 0.0% | 0.0% | 0.1% | 0.7% | 0.7% | 0.0% | 0.1% | 0.1% |
| Item 2 # TDR nonaccrual | 0.5% | 4.5% | 4.3% | 0.5% | 3.8% | 3.6% | 0.2% | 1.8% | 1.7% |
| Total corrections | 0.5% | 4.5% | 4.3% | 0.5% | 4.5% | 4.3% | 0.2% | 1.9% | 1.8% |
| Total allowance ratio, as corrected | 12.0% | | | 12.7% | | | 12.8% | | |

| | As of 09/30/2017 | % of reported | % of corrected | As of 06/30/2017 | % of reported | % of corrected | As of 03/31/2017 | % of reported | % of corrected | As of 12/31/2016 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Allowance ratio for TDR and non-TDR individually acquired retail installment contracts: | | | | | | | | | | | | |
| TDR - allowance ratio, as reported | 28.4% | | | 28.7% | | | 27.7% | | | 28.8% | | |
| Item 1 # Partial Payment | 0.0% | 0.0% | 0.0% | 0.0% | (0.0%) | (0.0%) | 0.0% | 0.1% | 0.1% | 0.0% | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | 0.5% | 1.8% | 1.7% | 0.2% | 0.8% | 0.8% | 0.1% | 0.5% | 0.5% | 0.0% | (0.1%) | (0.1%) |
| Total corrections | 0.5% | 1.8% | 1.8% | 0.2% | 0.7% | 0.7% | 0.2% | 0.6% | 0.6% | 0.0% | -0.1% | -0.1% |
| TDR - allowance ratio, as corrected | 28.9% | | | 28.9% | | | 27.9% | | | 28.8% | | |
| Non-TDR - allowance ratio, as reported | 7.9% | | | 8.2% | | | 8.6% | | | 8.4% | | |
| Item 1 # Partial Payment | 0.1% | 1.0% | 1.0% | 0.1% | 1.1% | 1.1% | 0.0% | 0.3% | 0.3% | 0.0% | (0.5%) | (0.5%) |
| Item 2 # TDR nonaccrual | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% |
| Total corrections | 0.1% | 1.0% | 1.0% | 0.1% | 1.1% | 1.1% | 0.0% | 0.3% | 0.3% | 0.0% | -0.5% | -0.5% |
| Non-TDR - allowance ratio, as corrected | 8.0% | | | 8.3% | | | 8.6% | | | 8.4% | | |
| Total allowance ratio, as reported | 12.8% | | | 12.7% | | | 12.7% | | | 12.6% | | |
| Item 1 # Partial Payment | 0.1% | 0.4% | 0.4% | 0.0% | (0.0%) | (0.0%) | 0.0% | 0.1% | 0.1% | 0.0% | (0.2%) | (0.2%) |
| Item 2 # TDR nonaccrual | 0.1% | 1.2% | 1.1% | 0.0% | 0.1% | 0.1% | 0.0% | 0.3% | 0.3% | 0.0% | (0.2%) | (0.2%) |
| Total corrections | 0.2% | 1.6% | 1.5% | 0.0% | 0.1% | 0.1% | 0.1% | 0.4% | 0.4% | 0.0% | -0.4% | -0.4% |
| Total allowance ratio, as corrected | 13.0% | | | 12.7% | | | 12.8% | | | 12.6% | | |

## Net charge-off ratio:

| | For the three months ended 06/30/2018 | % of reported | % of corrected | For the three months ended 06/30/2017 | % of reported | % of corrected | For the three months ended 03/31/2018 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|
| Net Charge-off ratio, as reported | 6.0% | | | 7.5% | | | 8.3% | | |
| Item 2 # TDR nonaccrual | 0.1% | 1.4% | 1.4% | 0.0% | 0.0% | 0.0% | 0.1% | 0.8% | 0.8% |
| Net Charge-off ratio, as corected | 6.1% | | | 7.5% | | | 8.4% | | |

| | For the three months ended 03/31/2017 | % of reported | % of corrected | For the three months ended 09/30/2017 | % of reported | % of corrected | 12 months ended 12/31/2017 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|
| Net Charge-off ratio, as reported | 8.8% | | | 9.1% | | | 8.9% | | |
| Item 2 # TDR nonaccrual | 0.0% | 0.0% | 0.0% | 0.0% | 0.2% | 0.2% | 0.0% | 0.0% | 0.0% |
| Net Charge-off ratio, as corected | 8.8% | | | 9.1% | | | 8.9% | | |

Page 6 of 7

Other Disclosures: Management noted that this change would have impacted certain footnote disclosures, as follows:

| | As of 06/30/2018 | % of reported | % of corrected | As of 03/31/2018 | % of reported | % of corrected | As of 12/31/2017 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|
| TDR impairment*, as reported | $ 1,496,580 | | | $ 1,595,465 | | | $ 1,731,320 | | |
| Item 1 # Partial Payment | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Item 2 # TDR nonaccrual | 167,642 | 11.2% | 10.1% | 120,667 | 7.6% | 7.0% | 72,812 | 4.2% | 4.0% |
| Total corrections | 167,642 | 11.2% | 10.1% | 120,667 | 7.6% | 7.0% | 72,812 | 4.2% | 4.0% |
| TDR impairment*, as corrected | $ 1,664,222 | | | $ 1,716,132 | | | $ 1,804,132 | | |
| | | | | | | | | | |
| Non-TDR allowance*, as reported | $ 1,641,214 | | | $ 1,586,557 | | | $ 1,529,815 | | |
| Item 1 # Partial Payment | 10,500 | 0.6% | 0.6% | 10,500 | 0.7% | 0.7% | 10,500 | 0.7% | 0.7% |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | 10,500 | 0.6% | 0.6% | 10,500 | 0.7% | 0.7% | 10,500 | 0.7% | 0.7% |
| Non-TDR allowance*, as corrected | $ 1,651,714 | | | $ 1,597,057 | | | $ 1,540,315 | | |
| | | | | | | | | | |
| Recorded investment in TDRs, net of impairment*, as reported | $ 4,435,629 | | | $ 4,382,717 | | | $ 4,530,112 | | |
| Item 1 # Partial Payment | (3,983) | (0.1%) | (0.1%) | (4,026) | (0.1%) | (0.1%) | (6,085) | (0.1%) | (0.1%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | (3,983) | (0.1%) | (0.1%) | (4,026) | (0.1%) | (0.1%) | (6,085) | (0.1%) | (0.1%) |
| Recorded investment in TDRs, net of impairment*, as corrected | $ 4,431,646 | | | $ 4,378,691 | | | $ 4,524,027 | | |
| | | | | | | | | | |
| Allowance*, as reported | $ 3,137,794 | | | $ 3,182,022 | | | $ 3,261,135 | | |
| Item 1 # Partial Payment | 10,500 | 0.3% | 0.3% | 10,500 | 0.3% | 0.3% | 10,500 | 0.3% | 0.3% |
| Item 2 # TDR nonaccrual | 167,642 | 5.3% | 5.1% | 120,667 | 3.8% | 3.6% | 72,812 | 2.2% | 2.2% |
| Total corrections | 178,142 | 5.7% | 5.4% | 131,167 | 4.1% | 4.0% | 83,312 | 2.6% | 2.5% |
| Allowance*, as corrected | $ 3,315,936 | | | $ 3,313,189 | | | $ 3,344,447 | | |
| | | | | | | | | | |
| Retail installment contracts acquired individually, as reported | $ 24,039,237 | | | $ 22,526,948 | | | $ 22,362,509 | | |
| Item 1 # Partial Payment | (14,487) | (0.1%) | (0.1%) | (15,201) | (0.1%) | (0.1%) | (17,411) | (0.1%) | (0.1%) |
| Item 2 # TDR nonaccrual | (25,119) | (0.1%) | (0.1%) | (20,511) | (0.1%) | (0.1%) | (16,071) | (0.1%) | (0.1%) |
| Total corrections | (39,606) | (0.2%) | (0.2%) | (35,712) | (0.2%) | (0.2%) | (33,483) | (0.1%) | (0.1%) |
| Retail installment contracts acquired individually, as corrected | $ 23,999,631 | | | $ 22,491,236 | | | $ 22,329,026 | | |

* On retail installment contracts acquired individually

| | As of 09/30/2017 | % of reported | % of corrected | As of 06/30/2017 | % of reported | % of corrected | As of 03/31/2017 | % of reported | % of corrected | As of 12/31/2016 | % of reported | % of corrected |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| TDR impairment*, as reported | $ 1,782,114 | | | $ 1,686,159 | | | $ 1,604,489 | | | $ 1,611,295 | | |
| Item 1 # Partial Payment | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Item 2 # TDR nonaccrual | 40,400 | 2.3% | 2.2% | 18,337 | 1.1% | 1.1% | 8,033 | 0.5% | 0.5% | - | 0.0% | 0.0% |
| Total corrections | 40,400 | 2.3% | 2.2% | 18,337 | 1.1% | 1.1% | 8,033 | 0.5% | 0.5% | - | 0.0% | 0.0% |
| TDR impairment*, as corrected | $ 1,822,514 | | | $ 1,704,496 | | | $ 1,612,522 | | | $ 1,611,295 | | |
| | | | | | | | | | | | | |
| Non-TDR allowance*, as reported | $ 1,589,151 | | | $ 1,760,809 | | | $ 1,836,730 | | | $ 1,799,760 | | |
| Item 1 # Partial Payment | 10,500 | 0.7% | 0.7% | 10,500 | 0.6% | 0.6% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Total corrections | 10,500 | 0.7% | 0.7% | 10,500 | 0.6% | 0.6% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Non-TDR allowance*, as corrected | $ 1,599,651 | | | $ 1,771,309 | | | $ 1,836,730 | | | $ 1,799,760 | | |
| | | | | | | | | | | | | |
| Recorded investment in TDRs, net of impairment*, as reported | $ 4,548,217 | | | $ 4,225,079 | | | $ 4,180,543 | | | $ 4,026,497 | | |
| Item 1 # Partial Payment | (5,501) | (0.1%) | (0.1%) | (4,452) | (0.1%) | (0.1%) | (3,964) | (0.1%) | (0.1%) | (4,870) | (0.1%) | (0.1%) |
| Item 2 # TDR nonaccrual | - | 0.0% | 0.0% | - | 0.0% | 0.0% | 8,033 | 0.2% | 0.2% | - | 0.0% | 0.0% |
| Total corrections | (5,501) | (0.1%) | (0.1%) | (4,452) | (0.1%) | (0.1%) | 4,069 | 0.1% | 0.1% | (4,870) | (0.1%) | (0.1%) |
| Recorded investment in TDRs, net of impairment*, as corrected | $ 4,542,716 | | | $ 4,220,627 | | | $ 4,184,612 | | | $ 4,021,627 | | |
| | | | | | | | | | | | | |
| Allowance*, as reported | $ 3,371,265 | | | $ 3,446,968 | | | $ 3,441,219 | | | $ 3,411,055 | | |
| Item 1 # Partial Payment | 10,500 | 0.3% | 0.3% | 10,500 | 0.3% | 0.3% | - | 0.0% | 0.0% | - | 0.0% | 0.0% |
| Item 2 # TDR nonaccrual | 40,400 | 1.2% | 1.2% | 18,337 | 0.5% | 0.5% | 8,033 | 0.2% | 0.2% | - | 0.0% | 0.0% |
| Total corrections | 50,900 | 1.5% | 1.5% | 28,837 | 0.8% | 0.8% | 8,033 | 0.2% | 0.2% | - | 0.0% | 0.0% |
| Allowance*, as corrected | $ 3,422,165 | | | $ 3,475,805 | | | $ 3,449,252 | | | $ 3,411,055 | | |
| | | | | | | | | | | | | |
| Retail installment contracts acquired individually, as reported | $ 22,599,161 | | | $ 23,410,227 | | | $ 23,200,111 | | | $ 23,219,724 | | |
| Item 1 # Partial Payment | (17,643) | (0.1%) | (0.1%) | (16,074) | (0.1%) | (0.1%) | (5,777) | (0.0%) | (0.0%) | (6,170) | (0.0%) | (0.0%) |
| Item 2 # TDR nonaccrual | (11,568) | (0.1%) | (0.1%) | (5,091) | (0.0%) | (0.0%) | (3,597) | (0.0%) | (0.0%) | - | 0.0% | 0.0% |
| Total corrections | (29,211) | (0.1%) | (0.1%) | (21,165) | (0.1%) | (0.1%) | (9,373) | (0.0%) | (0.0%) | (6,170) | (0.0%) | (0.0%) |
| Retail installment contracts acquired individually, as corrected | $ 22,569,950 | | | $ 23,389,062 | | | $ 23,190,738 | | | $ 23,213,554 | | |

* On retail installment contracts acquired individually

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